UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧            Form 40-F  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

Other Events

On January 15, 2021, voxeljet AG (the “Company”) issued a press release announcing that it has entered into definitive agreements with certain investors for the purchase and sale of 621,170 Ordinary Shares at a purchase price of EUR 13.33 per share (this equals $16.16 per Ordinary Share based on the exchange rate as of the close of business in New York on January 14, 2021) in the form of ADRs. The closing of the offering is expected to occur on or about January 27, 2021, subject to the satisfaction of customary closing conditions.

A copy of the English translation of the press release is included herewith as Exhibit 99.1.

Exhibits

Dr. Ingo Ederer’s and Rudolf Franz’s service agreement
99.1	voxeljet AG Press Release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: January 15, 2021

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